KLX Inc.

November 25, 2014

VIA EDGAR

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                             KLX Inc.
Amendment No. 2 to Form 10-12B
Filed November 13, 2014
File No. 001-36610

Dear Mr. Dobbie:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 25, 2014, regarding Amendment No. 2 to the Registration Statement on Form 10-12B (the “Form 10”) of KLX Inc. (the “Company,” “KLX,” “we” or “us”), filed on November 13, 2014. The Company has filed Amendment No. 3 to the Form 10 (“Amendment No. 3”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), today by electronic submission. Each of your comments is set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10.

We have revised the disclosure in the Information Statement in several places in response to the comments in the Staff’s letter, as further detailed below.  We have also refiled the by-laws of KLX, Inc. solely to reflect the addition of “Amended and Restated” in the title.  The bylaws are otherwise unchanged from the previous filing.  We believe that the Form 10, including the Information Statement, is now substantially complete, with the exception of information relating to, or depending on, the final distribution ratio, the record date and distribution date for the spin-off, and the mailing date for the Information Statement. We expect to fill in those last remaining items promptly after the Staff has completed its review of the filing.

Form 10

Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

1.              We note from your disclosure beginning on page 152 that you will enter into certain agreements with B/E Aerospace in connection with the spin-off transaction, such as the Transition Services Agreement, Employee Matters Agreement, and Tax Sharing and Indemnification Agreement.  As previously requested, please tell us and revise MD&A and the notes to the Company’s financial statements to disclose the nature and significant terms of each of these agreements as required by ASC 850-10-50-1 to the extent that they are material.  In addition, please revise MD&A to discuss the expected impact of these agreements on the Company’s financial condition and results of operations in future periods, as appropriate.  Also, to the extent amounts have been finalized and are factually supportable, please ensure that the pro forma financial statements include appropriate adjustments as a result of these agreements, such as the recurring expense to be incurred under the Transition Services Agreement.

In response to the Staff’s comment, we have revised the disclosure on pages 64, 65, 73, F-11 and F-30 of the Information Statement.  We respectfully advise the Staff that we have not included any adjustments in the pro forma financial statements because the relevant amounts are only estimates and not factually supportable within the meaning of Article 11 of Regulation S-X.

New Financing Arrangements, page 79

2.              Please revise to disclose the significant terms of the senior unsecured notes, such as interest rate and maturity, which will be issued in connection with the spin-off.

In response to the Staff’s comment, we have revised the disclosure on pages 11, 70, 79, 80 and 159 of the Information Statement.

Description of Capital Stock, page 163

Fee Shifting Provision, page 165

3.              Please expand your discussion of the scope of the fee-shifting provision.  Clarify in the information statement that any other person who joins with or offers substantial financial assistance to the plaintiff stockholder in the prosecution of a claim or has a direct financial interest in the success of a claim will be jointly and severally obligated in the event reimbursement is triggered under this provision.  Also, to the extent there is any uncertainty or you can provide any guidance regarding how the “substantially achieves, in substance and amount, the full remedy sought” standard would be applied, please revise your disclosure accordingly.  Finally, with respect to the fees, cost and expenses subject to reimbursement, please expand your disclosure to clarify that these include all reasonable attorneys’ fees, experts’ fees and other litigation fees and expenses. Refer to section 9.01 of the Bylaws of KLX, Inc., filed as exhibit 3.2.

In response to the Staff’s comment, we have revised the disclosure on page 165 of the Information Statement.

4.              In section 9.01 of your bylaws, you define “Corporate Dispute” to include, among other things, actions asserting claims pursuant to “any provision of the federal securities laws or any regulation promulgated pursuant thereto.”  Please provide us with your analysis why this provision does not conflict with the fee-shifting and anti-waiver provisions of the federal securities laws.

We note the Staff’s comment with respect to Section 9.01 of the Company’s amended and restated bylaws.  We respectfully submit that our proposed bylaw does not conflict with either any provision of the federal securities laws or any regulation promulgated pursuant thereto.  Rather, our constituent documents and the provisions thereof, including the proposed Section 9.01 of our amended and restated by-laws, set forth a contract among the Company and its stockholders.  We respectfully submit that such an understanding is commonly accepted under corporate law.  In that regard, the Company and its stockholders contractually agree to allocations of risk and various cost and fee-shifting provisions ranging from structural anti-takeover defense provisions to indemnification and exculpation provisions. From this perspective, we believe that such a contract does not and would not implicate a pre-emption of federal or state law.  See, generally the ATP Tour case, in which the Delaware Supreme Court upheld the validity of a fee-shifting by-law provision.

5.              You state that the fee-shifting provision in your bylaws could discourage stockholders from contesting actions carried out by your Board through litigation.  Please add a risk factor discussing the specific features of the provision and describing the attendant risks.

In response to the Staff’s comment, we have revised the disclosure on page 47 of the Information Statement.

If you should have any questions or further comments with respect to the Form 10, please direct them to the undersigned by phone at (561) 791-5000 or by email transmissions sent to tom_mccaffrey@beaerospace.com.

Sincerely,

/s/ Thomas P. McCaffrey

Thomas P. McCaffrey
President and Chief Operating Officer

cc:	Jason R. Lehner, Esq.
Shearman & Sterling LLP